SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Press Release dated November 17, 2020

Contact:   Trinity Biotech plc
   Kevin Tansley
  (353)-1-2769800
   E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Results for Q3, 2020

DUBLIN, Ireland (November 17, 2020)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended September 30, 2020.

Quarter 3 Results

Total revenues for Q3, 2020 were $32.0m, which is broken down as follows:

	2019 Quarter 3	2020 Quarter 3	Change
	US$’000	US$’000%
Point-of-Care	3,880	2,065	(46.8)%
Clinical Laboratory	20,714	29,949	44.6%
Total	24,594	32,014	30.2%

Point-of-Care revenues for Q3, 2020 decreased from $3.9m to $2.1m. Whilst $2.1m represents a 63% increase compared to Q2, 2020, HIV revenues continue to be impacted by logistical and testing constraints arising from Covid-19.  The reduction compared with last year also reflects that Q3, 2019 was an unusually high quarter for point-of-care revenues.

Meanwhile, Clinical Laboratory sales for the quarter increased from $20.7m to $29.9m, an increase of 45%. During the quarter, all of the Company’s product lines recovered significantly from Q2, 2020 levels which had reflected the most severe impact of Covid-19.  However, as expected revenues in Q3, 2020 did not return fully to pre-Covid levels mainly due to the temporary deferral of Diabetes instrument purchases and lower testing volumes at our Autoimmunity laboratory in Buffalo. Meanwhile, this was more than offset by strong sales of Covid-19 related products which includes our FDA approved PCR Viral Transport Media product, Covid-19 IgG ELISA antibody test, monoclonal antibodies (through our life science supply business, Fitzgerald) in addition to the boost in demand for the Company’s rapid respiratory products, Strep Pneumoniae and Legionella Urinary Antigen.

The gross margin for the quarter was 52.4%, which compares to 41.0% in Q3, 2019. This increase was largely due to the impact of Covid-19 related sales, fewer instrument placements and lower depreciation.

Research and Development expenses increased slightly from $1.2m in Q3, 2019 to $1.3m in Q3, 2020. Meanwhile, Selling, General and Administrative (SG&A) expenses decreased from $7.3m to $6.3m in Q3, 2020. The decrease in SG&A expenses was due to cost saving measures which were implemented in response to the pandemic, and included reduced travel costs and cancellation of trade shows and other marketing activities.

Operating profit increased from $1.3m to $9.1m for the quarter, representing close to a sevenfold increase compared to the same period last year. This was due to the impact of higher revenues and improved gross margin combined with the reduction in indirect expenses during the quarter.

Financial income for the quarter showed a reduction reflecting the lower level of cash deposits and reduced interest rates. Meanwhile, Financial Expenses amounted to $1.2m, which was in line with Q3, 2019. Of this, $1.0m related to interest payable on the Company’s Exchangeable Notes, with the remaining $0.2m representing notional financing charges arising on leased assets (IFRS 16).  Meanwhile, a non-cash expense of $0.2m was recognised in this quarter’s income statement, in relation to a non-cash interest charge on the Exchangeable Notes.

Overall, the Company recorded a profit of $7.3m for the quarter, which equates to an earnings per share of 35.0 cents.  Fully diluted EPS for the quarter was 32.2 cents compared to 4.3 cents in Q3, 2019.

EBITDA before share option expense (EBITDASO) for the quarter was $10m.

$m
Operating Profit	9.1
Depreciation	0.4
Amortisation	0.3
Share Option Expense	0.2
EBITDASO	10.0

Covid-19 Update

ELISA Antibody Test

During the quarter the Company filed its submission to the FDA for an Emergency Use Authorization (EUA) for its Covid-19 IgG ELISA antibody test and is currently awaiting authorisation.  However, as permitted under EUA regulations the Company has already launched this product for sale in the USA pending authorisation being granted.  Meanwhile, the Company expects to obtain a CE Mark for the product during November thus allowing sales to commence in the European Union.

This test determines which individuals within the population have been exposed to the SARS-CoV-2 virus (Covid-19) and demonstrates impressive performance with specificity in excess of 98% and sensitivity in excess of 95%, in samples of 14 days or more from symptom onset.

The product is being manufactured at our ELISA production facility in Jamestown, New York and is capable of being run on a wide range of instrumentation platforms allowing access to virtually every testing laboratory in the world.

Rapid Antibody Test

The Company is continuing to develop a rapid Point-of-Care Covid-19 test to detect antibodies to the virus that can be run in 12 minutes using one drop of blood procured by finger prick. Development of this product is expected to be completed by the middle of Q1, 2021 at which point it is intended to avail of the FDA’s EUA pathway in order allow its sale in the USA.  As in the case of the ELISA antibody test this will be followed by seeking a CE mark for the product in order to provide access to EU markets.

Viral Transport Media

Sales of the Company’s Viral Transport Media product, Flextrans, which is used in the Covid-19 sample collection process for PCR molecular testing, remains very strong.  Demand for this product is expected to continue for the remainder of 2020 and into 2021 as PCR testing volumes remain significant. Consequently, the Company has scaled up the manufacturing of this product at a number of its facilities.

Cost Saving Measures

As demand for the Company’s products is now returning towards pre-Covid levels, the vast majority of the Company’s employees have returned to work following extensive furloughing during Q2, 2020 and all plants are now operating normally. In the light of the continuation of the pandemic, the Company is keeping in place a range of cost-cutting measures designed to minimize discretionary expenditure.  Meanwhile, the Company has commenced the process of seeking forgiveness for the $4.5m of loans received under the U.S. government’s Paycheck Protection Program.  This process is expected to take a number of weeks and be finalized in late 2020 or early 2021.  Whilst the Company expects that the loans will be forgiven in full, this has not yet been recognized in the financial statements pending completion of the forgiveness process.

Appointment of Chief Financial Officer

The Company is pleased to announce the appointment of John Gillard as Chief Financial Officer of the Company.  John qualified as a Chartered Accountant with PWC and has since gained a wealth of financial experience across a number of industry sectors including senior positions in Alphabet Inc./Google, SSE Plc and ION Investment Group.

Kevin Tansley will remain with the Company until the end of the year in order to allow for an effective transition.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “Very strong revenues and higher gross margins combined to deliver a sevenfold increase in operating profit this quarter. Whilst sales of Covid related products were the principal driving force behind this increase, we are also seeing the impact of the closure of our Carlsbad facility as well as the benefit of lower indirect costs due to cost control measures.  Meanwhile EBITDASO also increased strongly to $10m for the quarter. This resulted in an increase of $4.3m in our cash balances though cash inflows were partly impacted by adverse working capital movements associated with the step change in our revenues.”

Ronan O’Caoimh, CEO said “Revenues were very strong this quarter, particularly our Clinical Laboratory revenues which grew by 45%.  This was driven by strong demand for our Covid-19 related products which includes our Viral Transport Media product, ELISA antibody test, monoclonal antibodies sold by Fitzgerald as well as our rapid respiratory products, demand for which have increased during the pandemic.

In addition to the strong growth in Covid related products, our remaining business rebounded strongly from Q2, 2020 levels which had been severely impacted by the first wave of the pandemic. However, during Q3, 2020 we still experienced the continuation of some these adverse impacts particularly in relation to fewer Diabetes instrument sales and lower levels of Autoimmunity testing.  In addition, whilst HIV testing in Africa continues to be affected by the pandemic, the decrease in HIV revenues this quarter was more attributable to the particularly strong sales in Q3, 2019.

We expect that Q4, 2020 revenues will show a further return towards pre-Covid levels combined with continued strong demand for Covid related products, demand for which is anticipated to continue well into 2021 and potentially beyond.”

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended September 30, 2020 (unaudited)	Three Months Ended September 30, 2019 (unaudited)	Nine Months Ended September 30, 2020 (unaudited)	Nine Months Ended September 30, 2019 (unaudited)

Revenues	32,014	24,594	69,215	69,117

Cost of sales	(15,238)	(14,523)	(36,292)	(40,270)

Gross profit	16,776	10,071	32,923	28,847
Gross margin %	52.4%	41.0%	47.6%	41.7%

Other operating income	3	21	20	67

Research & development expenses	(1,265)	(1,233)	(3,796)	(3,994)
Selling, general and administrative expenses	(6,273)	(7,274)	(17,364)	(20,455)
Indirect share based payments	(156)	(252)	(504)	(609)

Operating profit	9,085	1,333	11,279	3,856

Financial income	3	104	37	376
Financial expenses	(1,215)	(1,226)	(3,668)	(3,703)
Net financing expense	(1,212)	(1,122)	(3,631)	(3,327)

Profit before tax & non-cash financial income / (expense)	7,873	211	7,648	529

Income tax expense	(387)	(114)	(549)	(5,875)
Profit/(Loss) for the period before non-cash financial income / (expense)	7,486	97	7,099	(5,346)

Non-cash financial (expense)/income	(161)	(72)	(1,038)	(245)
Once-off items – plant closure costs	-	-	(2425)	-

Profit/(Loss) after tax and once-off items	7,325	25	3,636	(5,591)

Earnings/(Loss) per ADR (US cents)	35.0	0.1	17.4	(26.8)
Earnings/(Loss) per ADR excluding once-off charges & non-cash financial items (US cents)	35.8	0.5	34.0	(25.6)

Diluted earnings per ADR (US cents)*	32.2	4.3	39.0	(9.2)

Weighted average no. of ADRs used in computing basic earnings per ADR	20,901,703	20,901,703	20,901,703	20,901,703

Weighted average no. of ADRs used in computing diluted earnings per ADR	26,321,307	25,467,517	25,894,218	25,467,517

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADR should be constrained to equal basic earnings per ADR. Diluted EPS is calculated excluding once-off charges & non-cash financial items.

 The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	September 30, 2020 US$ ‘000 (unaudited)	June 30, 2020 US$ ‘000 (unaudited)	Mar 31, 2020 US$ ‘000 (unaudited)	Dec 31, 2019 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	9,462	9,297	9,210	9,290
Goodwill and intangible assets	47,876	46,751	45,498	43,654
Deferred tax assets	5,981	6,613	6,465	6,252
Other assets	387	378	485	485
Total non-current assets	63,706	63,039	61,658	59,681

Current assets
Inventories	29,607	31,473	32,671	32,021
Trade and other receivables	21,658	17,048	19,982	20,987
Income tax receivable	1,194	1,598	1,572	1,982
Cash and cash equivalents	19,910	15,570	13,244	16,400
Total current assets	72,369	65,689	67,469	71,390

TOTAL ASSETS	136,075	128,728	129,127	131,071

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,213	1,224	1,224	1,224
Share premium	16,187	16,187	16,187	16,187
Accumulated surplus	15,665	8,194	9,431	11,514
Other reserves	(25,994)	(26,317)	(26,074)	(24,212)
Total equity	7,071	(712)	768	4,713

Current liabilities
Income tax payable	765	373	374	48
Trade and other payables	22,281	22,327	21,639	19,351
Provisions	50	50	50	50
Total current liabilities	23,096	22,750	22,063	19,449

Non-current liabilities
Exchangeable senior note payable	83,063	82,902	82,185	82,025
Other payables	16,786	16,531	17,039	17,745
Deferred tax liabilities	6,059	7,257	7,072	7,139
Total non-current liabilities	105,908	106,690	106,296	106,909

TOTAL LIABILITIES	129,004	129,440	128,359	126,358

TOTAL EQUITY AND LIABILITIES	136,075	128,728	129,127	131,071

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended September 30, 2020 (unaudited)	Three Months Ended September 30, 2019 (unaudited)	Nine Months Ended September 30, 2020 (unaudited)	Nine Months Ended September 30, 2019 (unaudited)

Cash and cash equivalents at beginning of period	15,570	24,990	16,400	30,277

Operating cash flows before changes in working capital	9,722	3,184	13,501	9,495
Changes in working capital	(2,551)	1,631	(2,476)	(475)
Cash generated from operations	7,171	4,815	11,025	9,020

Net Interest and Income taxes (paid)/received	(141)	(181)	256	34

Capital Expenditure & Financing (net)	(1,900)	(3,776)	(6,820)	(9,970)

Payments for leases (IFRS 16)	(790)	(758)	(2,361)	(2,273)

Free cash flow	4,340	100	2,100	(3,189)

Payment of HIV/2 License Fee	-	-	(1,112)	-

30 year Exchangeable Note interest payment	-	-	(1,998)	(1,998)

Proceeds received under Paycheck Protection Program	-	-	4,520	-

Cash and cash equivalents at end of period	19,910	25,090	19,910	25,090

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date:  17 November 2020